EXHIBIT 99.1

QIAO XING UNIVERSAL TELEPHONE, INC.
EXPECTS TO REPORT POSITIVE RESULTS
FOR FISCAL 2002

HUIZHOU, China — July 15, 2003 — Qiao Xing Universal Telephone, Inc. (NASDAQ : XING), the second largest manufacturer of telephones in China, today announced that it expects to report positive results for the twelve months ended December 31, 2002.

The delay in completing our audit and the filing of our Form 20-F was caused by the recent disruptions from the SARS epidemic, which delayed the formal completion of two transactions affecting our 2002 results.

About Qiao Xing Universal Telephone, Inc
 In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80% owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003.

Forward-looking statements
 This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “projects”, “expects” and “anticipate”, and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source
Qiao Xing Universal Telephone Inc.

Contacts
Qiao Xing Universal Telephone Inc.
rickxiao@qiaoxing.com
86752-2820268
Stanford Capital International Ltd.
km@stock-update.com
852-25980281